Exhibit 99.1

Alibaba Group Announces December Quarter 2015 Results

Hangzhou, China, January 28, 2016 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended December 31, 2015.

“Alibaba Group had an outstanding quarter, reaching a milestone of over 400 million annual active buyers and continuing our unrivaled leadership in mobile. Our proven ability to deliver an unparalleled consumer experience and to help merchants attract, engage and retain buyers will drive future growth in our core business,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We remain focused on our top strategic priorities, including global imports, rural expansion, increasing our footprint in first-tier Chinese cities and building a world-class cloud computing business.”

“We had excellent results this quarter. We achieved impressive revenue growth as we are increasingly monetizing the user activity on our marketplaces, particularly on mobile devices. In this quarter, revenue grew 32% year-over-year and China retail marketplace revenue grew 35% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Meanwhile, we generated strong free cash flow of US$3.7 billion this quarter. The fundamental strength of our core business gives us the confidence to invest in our strategic priorities.”

Business Highlights and Strategic Updates

Significant growth in core business user base and monetization as China retail marketplace revenue increased 35% year-over-year and mobile revenue increased 192% year-over-year.

In the quarter ended December 31, 2015:

•                  Revenue was RMB34,543 million (US$5,333 million), an increase of 32% year-over-year; China retail marketplace revenue was RMB28,714 million (US$4,433 million), an increase of 35% year-over-year; and mobile revenue was RMB18,746 million (US$2,894 million), an increase of 192% year-over-year;

•                  Annual active buyers on our China retail marketplaces increased to 407 million, an increase of 21 million from the prior quarter, while mobile MAUs in December reached 393 million, an increase of 47 million over the prior quarter;

•                  GMV transacted on our China retail marketplaces was RMB964 billion (US$149 billion), an increase of 23% year-over-year (and a net addition of RMB177 billion (US$27 billion) from the same quarter of 2014), with mobile GMV accounting for 68% of total GMV;

•                  Koubei, the local services joint venture we recently established with Ant Financial, is gaining strong momentum and winning market share, generating RMB15.8 billion (US$2.4 billion) in GMV transacted through Alipay during the quarter, with daily transactions averaging more than 5 million in December;

•                  Our cloud computing and Internet infrastructure business continued its rapid expansion, with revenue increasing 126% year-over-year to RMB819 million (US$126 million); and

•                  Non-GAAP free cash flow was RMB23,719 million (US$3,662 million).

Broader value proposition of China retail marketplaces — Our user base in terms of annual active buyers and mobile MAUs showed robust growth in the quarter. By the end of the December quarter, our annual active buyers grew to 407 million and December mobile MAUs grew to 393 million. This growth in users and our continued focus on merchant quality supported high-quality GMV growth of 23% year-over-year to RMB964 billion (US$149 billion) for the quarter, representing an absolute year-over-year increase of RMB177 billion (US$27 billion).

Today, consumers come to Taobao Marketplace and Tmall to browse for ideas, look for new trends, receive merchant and product updates, compare products, share shopping experiences and be entertained. Consumer actions on our platforms, such as browsing, reading product news feeds, searching, clicking, bookmarking and basketing, generate valuable data about user intentions. The value of such actions may not be captured by GMV, but the insights provided by these actions help merchants build their brands, acquire and engage customers and promote sales. Brands and merchants do not merely acquire buyers for a one-time sale on our platform. They build relationships with consumers that deliver lifetime value in the form of repeat purchases and brand loyalty. This lifetime value creation extends beyond the online channel, as brands are also increasingly seeing positive and lasting effects on their entire business. Accordingly, brands are beginning to embrace an integrated online and offline strategy, a trend we believe will be a key driver of our online marketing services revenue growth.

Monetization — User growth and increasing user engagement on our China retail platforms have become important drivers of our long-term revenue growth as our marketplaces deliver a broader value proposition to sellers in addition to sales generation. As a result, the blended monetization rate of our China retail marketplaces reached 2.98% in the quarter ended December 31, 2015, meaningfully higher than 2.70% in the December 2014 quarter. We have witnessed a positive trend of both revenue per annual active buyer and mobile revenue per mobile user, as illustrated in the charts below.

*                 China commerce retail revenue per active buyer for each of the above periods is derived from the China commerce retail revenue for the last 12-month period, divided by the annual active buyers for the same 12-month period.

**          Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.

We believe improving monetization in the future will be driven by the increasing value we create for customers on our platform. A growing percentage of our China commerce retail revenue will likely come from the monetization of user engagement that helps brands and merchants build long-term relationships with consumers. Accordingly, we expect revenue to grow faster than GMV for the foreseeable future.

Singles Day — The Singles Day shopping festival, which originated on Tmall in 2009, has become the biggest shopping day in the world. On November 11, 2015, we attracted over 115 million buyers to our marketplaces and enabled RMB91.2 billion (US$14 billion) in GMV settled through Alipay on our platforms. Our success on Singles Day was a testament to the scalability of our ecosystem.  Our platforms processed 467 million delivery orders during a 24-hour period. Our cloud computing technology infrastructure enabled about 140,000 peak transactions processed per second. The ability to manage a surge of more than ten times our normal daily volume demonstrates how Alibaba is redefining the infrastructure for commerce.

Singles Day also meant the realization of our vision to enable shopping anytime, anywhere through mobile. On that day, 95 million mobile users made purchases on Tmall and Taobao Marketplace, demonstrating our unrivaled leadership position in mobile commerce.

Market share gains — We have taken aggressive steps to capture market share in key cities and key categories. In the December quarter, we witnessed strong year-on-year GMV growth in the first-tier cities of Beijing, Shanghai, Guangzhou and Shenzhen. We established mind-share gains in the first-tier cities through, among other things, Tmall Supermarket, where consumers make high-frequency purchases in groceries and everyday items, supported by delivery services by our logistics partners who offer same day delivery in seven cities and next-day delivery in 88 cities.

In consumer electronics, we leveraged Singles Day to strengthen our value proposition and branding, as 22 million consumers made purchases on Tmall’s electronics channel and we witnessed record-breaking sales of over three million cell phones that day. In large home appliances, we worked with Cainiao and its logistics partners to enhance customer experience by focusing on fast, high-quality delivery and installation services. As a result, Tmall’s large home appliances category has sustained growth that significantly outpaced overall market growth over the past several quarters. The Tmall consumer electronics channel also made exceptional progress in working with merchants that develop innovative “intelligent” devices, enabling the sale of four million smart-home devices during the December quarter. We believe these initiatives have enhanced Tmall’s position as a leading platform for consumer electronics and established share gains in this competitive category.

Rural Taobao — As of the end of the December quarter, we had a presence in over 12,000 rural villages, where we provide purchasing and delivery services. In 2016 we launched for the first time the Alibaba Chinese New Year Shopping Festival. Agricultural products from rural China will be showcased and made available to urban consumers via Rural Taobao, encouraging Chinese consumers to buy domestically produced fresh foods and other agricultural products. Currently, Rural Taobao has a presence in nearly all provinces in China.

Cloud computing — In the December quarter, revenue from our cloud computing and Internet infrastructure business continued to grow rapidly to RMB819 million (US$126 million), representing a year-over-year increase of 126%. Our cloud computing division, AliCloud, has made significant progress in the development of customers, products, technology and an ecosystem of more than 20,000 developers.

International operations — Our globalization strategy is focused on cross-border commerce that allows international brands and retailers to sell online to Chinese consumers. We are helping international brands, retailers and small businesses recognize the power of the Alibaba platform as a gateway to China consumers.

On Singles Day, 30 million active buyers purchased products from over 16,000 international brands. Tmall Global, our channel dedicated to global imports, witnessed 179% year-over-year growth in the December quarter, with more than 200 international brands, including Coca-Cola, Starbucks, Lululemon and Clarisonic, opening flagship stores on Tmall.

Logistics — We continue to fortify our market leadership in both major cities and rural areas in China. Through our logistics information systems affiliate Cainiao and its partners, customers enjoy same-day delivery in Beijing, Shanghai, Chengdu, Guangzhou, Hangzhou, Suzhou and Wuhan, and next day delivery was offered in 88 cities in the December quarter, an increase from 41 cities in the June quarter. Through efficiency gains in dispatch of parcels, inventory planning and data analytics, faster delivery time in 2015 compared to the previous year has improved customer satisfaction.

Our category specific logistics strategy is bearing fruit, with specialty services that differentiate our shopping experience from that of our competitors. Through Cainiao, we cooperated with RRS, our joint venture with Haier, to increase warehouse capacity dedicated to large appliances, allowing for more efficient inventory placement strategies for merchants. Integration of Suning’s logistics systems with Cainiao is complete, allowing for increased parcel tracking and improving customer experience. Suning cooperates with Cainiao to fulfill bulky items for Tmall Supermarket and offers installation and after-sales services through its retail outlets and service locations. In the December quarter, our last-mile delivery partner YTO Express and Best Logistics launched a service that guarantees the delivery time to customers, working closely with Cainiao to define the service standard and integrate data flow to enable delivery efficiency.

DingTalk — We have developed an innovative and fast growing entrant to the networked communication space, focused on the enterprise sector. We designed DingTalk to improve communication and collaboration among team members and enterprises of various sizes. With the built-in enterprise directory, users can easily initiate chats or conference calls with team members, as well as secured group chats. DingTalk unifies the tasks of critical communication and collaboration in the work place. As of December 31, 2015, there were over one million enterprises and organizations using DingTalk.

Free Cash Flow — We continue to generate significant free cash flow. Our cash flow allows us strategic and operational flexibility to invest in technology and acquire the resources to accomplish our strategic objectives. In the December quarter, we generated RMB23,719 million (US$3,662 million) in free cash flow.

December Quarter Operational and Financial Results*

Major Operational Metrics:

	December 31,	September 30,	December 31,	% Change
	2014	2015	2015	YoY	QoQ

China Commerce Retail:
Annual active buyers(1) (in millions)	334	386	407	22%	5%
Mobile monthly active users (MAUs)(2) (in millions)	265	346	393	48%	14%
Quarterly GMV(3) (in RMB billions)	787	713	964	23%	35%
Quarterly mobile GMV(3) (in RMB billions)	327	440	651	99%	48%
Mobile GMV as a percentage of total GMV(3)	42%	62%	68%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2015.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         For the three months ended on the respective dates.

Summary Financial Results:

	Three months ended December 31,
	2014	2015
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	26,179	34,543	5,333	32%
Mobile revenue from China commerce retail	6,420	18,746	2,894	192%
Mobile revenue as a percentage of China commerce retail revenue	30%	65%

Income from operations	9,347	12,434	1,919	33%
Non-GAAP EBITDA(2)	15,103	19,111	2,950	27%
Non-GAAP EBITDA margin(2)	58%	55%

Net income	5,983	12,456	1,923	108	%(3)
Non-GAAP net income(2)	13,115	16,358	2,525	25%

Diluted earnings per share/ADS (EPS)	2.29	4.90	0.76	114	%(3)
Non-GAAP diluted EPS(2)	5.05	6.43	0.99	27%

(1)         This results announcement contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. The percentages stated in this release are calculated based on the RMB amounts.

(2)         See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         Includes a gain from the sale of our movie-related businesses to Alibaba Pictures in the quarter ended December 31, 2015.

Annual active buyers — Our China retail marketplaces had 407 million annual active buyers in the twelve months ended December 31, 2015, compared to 386 million in the twelve months ended September 30, 2015, representing a net addition of 21 million annual active buyers, and compared to 334 million in the twelve months ended December 31, 2014, representing an increase of 22% compared to the same period in 2014. The growth in annual active buyers was driven by an increase in users accessing our platforms through mobile devices, which in turn was a result of our continuing efforts to attract users with strong commercial intent to our mobile e-commerce apps, especially our Mobile Taobao App, and convert them into active buyers with our effective mobile interface. Our active buyers increased throughout China, with continued strong growth in both first-tier and lower tier cities. In addition, both the average number of orders per active buyer and the average number of categories purchased per active buyer increased in the twelve months ended December 31, 2015 compared to the same period in 2014.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 393 million in the month ended December 31, 2015, compared to 346 million in the month ended September 30, 2015, representing a net addition of 47 million MAUs over the quarter and a 48% increase from 265 million in the month ended December 31, 2014. The growth in mobile MAUs in this quarter was primarily due to increased promotion of our mobile apps.

GMV — GMV transacted on our China retail marketplaces in the quarter ended December 31, 2015 was RMB964 billion (US$149 billion), an increase of 23% compared to RMB787 billion in the same quarter of 2014, representing an absolute year-over-year increase of RMB177 billion (US$27 billion). GMV transacted on Taobao Marketplace in the quarter ended December 31, 2015 was RMB563 billion (US$87 billion), an increase of 14% compared to the same quarter of 2014. GMV transacted on Tmall in the quarter ended December 31, 2015 was RMB401 billion (US$62 billion), an increase of 37% compared to the same quarter of 2014. The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Mobile GMV transacted on our China retail marketplaces in the quarter ended December 31, 2015 was RMB651 billion (US$101 billion), an increase of 99% compared to the same quarter of 2014. Mobile GMV accounted for 68% of total GMV transacted on our China retail marketplaces in this quarter, compared to 62% in the quarter ended September 30, 2015 and 42% in the quarter ended December 31, 2014. The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

Revenue — Revenue for the quarter ended December 31, 2015 was RMB34,543 million (US$5,333 million), an increase of 32% compared to RMB26,179 million in the same quarter of 2014. The increase was mainly driven by the continued rapid growth of our China commerce retail business.

The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended December 31,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce:
Retail	21,275	82%	28,714	4,433	83%	35%
Wholesale	860	3%	1,162	179	3%	35%
Total China commerce	22,135	85%	29,876	4,612	86%	35%
International commerce:
Retail	554	2%	632	97	2%	14%
Wholesale	1,209	5%	1,430	221	4%	18%
Total international commerce	1,763	7%	2,062	318	6%	17%
Cloud computing and Internet infrastructure	362	1%	819	126	2%	126%
Others	1,919	7%	1,786	277	6%	(7)%
Total	26,179	100%	34,543	5,333	100%	32%

•                  China commerce retail business — Revenue from our China commerce retail business in the quarter ended December 31, 2015 was RMB28,714 million (US$4,433 million), or 83% of total revenue, an increase of 35% compared to RMB21,275 million in the same quarter of 2014. Revenue from our China commerce retail business increased at a higher rate than GMV growth on our China retail marketplaces because of the robust growth in online marketing services revenue. The growth was primarily driven by our focus on high-quality merchants and on delivering a broader value proposition to our merchants. This resulted in higher marketing spend by our merchants as we optimized online marketing efficiency and added new online marketing inventory on both mobile and PC interfaces. Commission revenue as a percentage of China commerce retail revenue was 32% in the quarter ended December 31, 2015.

Mobile revenue from the China commerce retail business in the quarter ended December 31, 2015 was RMB18,746 million (US$2,894 million), or 65% of our China commerce retail revenue, an increase of 192% compared to RMB6,420 million, or 30% of the China commerce retail revenue, in the same quarter of 2014. This year-over-year increase in mobile revenue in both absolute terms and as a percentage of total revenue from the China commerce retail business was due to an increase in GMV generated on mobile devices and better monetization of mobile transactions and usage.

Our monetization rate was 2.98% in the quarter ended December 31, 2015, compared to 2.70% in the same quarter of 2014. The mobile monetization rate in the quarter ended December 31, 2015 was 2.88%, compared to 1.96% in the same quarter of 2014.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended December 31, 2015 was RMB1,162 million (US$179 million), an increase of 35% compared to RMB860 million in the same quarter of 2014. The increase was due to an increase in average revenue from paying members and an increase in paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended December 31, 2015 was RMB632 million (US$97 million), an increase of 14% compared to RMB554 million in the same quarter of 2014. The increase was primarily due to an increase in GMV transacted on AliExpress.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended December 31, 2015 was RMB1,430 million (US$221 million), an increase of 18% compared to RMB1,209 million in the same quarter of 2014. The increase was due to growth in revenue generated by the import/export related services provided by OneTouch.

•                  Cloud computing and Internet infrastructure business — Revenue from our cloud computing and Internet infrastructure business in the quarter ended December 31, 2015 was RMB819 million (US$126 million), an increase of 126% compared to RMB362 million in the same quarter of 2014, driven by the continued rapid growth of our cloud computing business. The growth was primarily due to an increase in the number of paying customers and also to an increase in their usage of our cloud computing services including more complex offerings, such as our content delivery network and database services.

•                  Others — Other revenue in the quarter ended December 31, 2015 was RMB1,786 million (US$277 million), compared to RMB1,919 million in the same quarter of 2014. This result was primarily due to the decrease in revenue from the SME loan business that we transferred to Ant Financial in February 2015, partially offset by the increase in mobile Internet services revenue provided by our UCWeb and AutoNavi businesses. Excluding revenue from the SME loan business from both periods, other revenue would have increased 62% to RMB1,570 million in the quarter ended December 31, 2015 from RMB970 million in the same quarter of 2014.

Costs and Expenses — The following tables set forth a breakdown of our cost and expenses, share-based compensation expense and cost and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2014		2015			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Cost and expenses:
Cost of revenue	7,520	29%	10,951	1,691	32%	3%
Product development expenses	3,083	12%	3,749	579	11%	(1)%
Sales and marketing expenses	3,021	12%	3,641	562	11%	(1)%
General and administrative expenses	2,419	9%	2,500	386	7%	(2)%
Amortization of intangible assets	614	2%	813	126	2%	0%
Impairment of goodwill and intangible assets	175	0%	455	70	1%	1%
Total costs and expenses	16,832	64%	22,109	3,414	64%	0%

Share-based compensation expense by function:
Cost of revenue	1,413	5%	1,467	227	4%	(1)%
Product development expenses	1,266	5%	1,561	241	5%	0%
Sales and marketing expenses	402	2%	492	76	2%	0%
General and administrative expenses	1,232	4%	850	131	2%	(2)%
Total share-based compensation expense	4,313	16%	4,370	675	13%	(3)%

Cost and expenses excluding share-based compensation expense:
Cost of revenue	6,107	24%	9,484	1,464	28%	4%
Product development expenses	1,817	7%	2,188	338	6%	(1)%
Sales and marketing expenses	2,619	10%	3,149	486	9%	(1)%
General and administrative expenses	1,187	5%	1,650	255	5%	0%
Amortization of intangible assets	614	2%	813	126	2%	0%
Impairment of goodwill and intangible assets	175	0%	455	70	1%	1%
Total cost and expenses excluding share-based compensation expenses	12,519	48%	17,739	2,739	51%	3%

•                  Cost of revenue — Cost of revenue in the quarter ended December 31, 2015 was RMB10,951 million (US$1,691 million), or 32% of revenue, compared to RMB7,520 million, or 29% of revenue, in the same quarter of 2014. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue increased in the quarter ended December 31, 2015. This increase was due primarily to an increase in costs associated with our new businesses initiatives (mainly our mobile operating system, over-the-top TV services and entertainment) and also to an increase in traffic acquisition cost as a result of the expansion of our third-party affiliate marketing program operated by Alimama.

•                  Product development expenses — Product development expenses in the quarter ended December 31, 2015 were RMB3,749 million (US$579 million), or 11% of revenue, compared to RMB3,083 million, or 12% of revenue, in the same quarter of 2014. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased in the quarter ended December 31, 2015, which reflected our operating leverage.

•                  Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2015 were RMB3,641 million (US$562 million), or 11% of revenue, compared to RMB3,021 million, or 12% of revenue, in the same quarter of 2014. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased in the quarter ended December 31, 2015, which reflected our operating leverage.

•                  General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2015 were RMB2,500 million (US$386 million), or 7% of revenue, compared to RMB2,419 million, or 9% of revenue, in the same quarter of 2014. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in the quarter ended December 31, 2015 would have remained stable compared to the same quarter of 2014.

•                  Share-based compensation expense — Share-based compensation expense included in cost and expense items above in the quarter ended December 31, 2015 was RMB4,370 million (US$675 million), or 13% of revenue, compared to RMB4,313 million, or 16% of revenue, in the same quarter of 2014. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	December 31,		September 30,
	2014		2015		December 31, 2015
		% of		% of			% of	% Change
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,310	9%	2,231	10%	2,628	406	8%	14%	18%
- Ant Financial employees and other consultants*	822	3%	(194)	(1)%	671	104	2%	(18)%	N/A
Ant Financial share-based awards granted to our employees*	1,181	4%	1,127	5%	1,071	165	3%	(9)%	(5)%
Total share-based compensation expense	4,313	16%	3,164	14%	4,370	675	13%	1%	38%

* Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in this quarter compared to the previous quarter. This increase reflected the full quarter effect of the expense arising from the annual performance-based awards for the fiscal year ended March 31, 2015 that we granted in late August 2015.

The expense arising from Ant Financial’s share-based awards granted to our employees represented a non-cash charge that will not result in any economic cost or equity dilution to our shareholders. It is the view of our Chairman, Jack Ma, who controls Ant Financial, that the grant of Ant Financial equity awards to our employees will benefit Alibaba Group because of the strategic importance of Ant Financial as a payment service provider to us and our significant participation in the profits and value accretion of Ant Financial through our agreements with Ant Financial. Excluding the expense related to Ant Financial’s share-based awards, our share-based compensation expense would have been RMB3,132 million, RMB2,037 million and RMB3,299 million (US$510 million) in the quarters ended December 31, 2014, September 30, 2015 and December 31, 2015, respectively.

We expect that our share-based compensation expense will continue to be affected by changes in fair value of our shares and share-based awards of Ant Financial, as well as the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will likely increase, primarily due to anticipated increases in the fair value of share-based awards of Ant Financial, although any such share-based compensation expense increase would be non-cash and would not result in any economic cost or equity dilution to our shareholders.

•                  Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2015 was RMB813 million (US$126 million), an increase of 32% from RMB614 million in the same quarter of 2014. This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments.

Income from operations — Income from operations in the quarter ended December 31, 2015 was RMB12,434 million (US$1,919 million), or 36% of revenue, an increase of 33% compared to RMB9,347 million, or 36% of revenue, in the same quarter of 2014.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 27% to RMB19,111 million (US$2,950 million) in the quarter ended December 31, 2015, compared to RMB15,103 million in the same quarter of 2014. Non-GAAP EBITDA margin decreased to 55% in the quarter ended December 31, 2015 from 58% in the same quarter of 2014. We will continue to invest a portion of our free cash flow in new businesses and acquired businesses, and the growth of our new investment spending may be higher than our overall revenue growth. A reconciliation of income from operations to non-GAAP EBITDA is included at the end of this results announcement.

Interest and investment income, net — Interest and investment income, net in the quarter ended December 31, 2015 was RMB2,944 million (US$455 million), a significant increase from RMB313 million in the same quarter of 2014. The increase was primarily due to a gain arising from the sale of our movie-related businesses to Alibaba Pictures, as well as gains from disposals of certain investments, partially offset by impairment of certain investments recognized during the quarter.

Interest expense — Interest expense in the quarter ended December 31, 2015 was RMB475 million (US$73 million), a decrease of 65% compared to RMB1,344 million in the same quarter of 2014. Interest expense in the quarter ended December 31, 2014 included an RMB830 million one-time charge for financing-related fees as a result of the early repayment of our US$8 billion bank borrowings with proceeds from our issuance of US$8 billion senior unsecured notes. Without this one-time charge, interest expense in the quarter ended December 31, 2014 would have been RMB514 million.

Other income, net — Other income, net in the quarter ended December 31, 2015 was RMB1,607 million (US$248 million), an increase of 78% compared to RMB901 million in the same quarter of 2014. The increase was primarily due to an increase in exchange gains and an increase in royalty fees and software technology services fees received from Ant Financial, which were RMB502 million (US$77 million) in the quarter ended December 31, 2015, compared to RMB411 million in the same quarter of 2014.

Income tax expenses — Income tax expenses in the quarter ended December 31, 2015 were RMB3,559 million (US$549 million), an increase of 47% compared to RMB2,429 million in the same quarter of 2014. Our effective tax rate decreased to 22% in the quarter ended December 31, 2015 from 26% in the same quarter of 2014. Excluding share-based compensation expense, impairment of goodwill, intangible assets and investments, as well as other unrealized investment gain/loss, our effective tax rate would have been 16% in the quarter ended December 31, 2015, compared to 17% in the same quarter of 2014.

Net income and Non-GAAP net income — As a result of the foregoing, our net income in the quarter ended December 31, 2015 was RMB12,456 million (US$1,923 million), an increase of 108% compared to RMB5,983 million in the same quarter of 2014. Non-GAAP net income in the quarter ended December 31, 2015 was RMB16,358 million (US$2,525 million), an increase of 25% compared to RMB13,115 million in the same quarter of 2014. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in the quarter ended December 31, 2015 was RMB12,498 million (US$1,929 million), an increase of 111% compared to RMB5,936 million in the same quarter of 2014.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended December 31, 2015 was RMB4.90 (US$0.76) on a weighted average of 2,550 million diluted shares outstanding during the quarter, an increase of 114% compared to RMB2.29 on a weighted average of 2,588 million diluted shares outstanding during the same quarter of 2014. Non-GAAP diluted EPS in the quarter ended December 31, 2015 was RMB6.43 (US$0.99), an increase of 27% compared to RMB5.05 in the same quarter of 2014. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalent and short-term investments — As of December 31, 2015, cash, cash equivalents and short-term investments were RMB118,323 million (US$18,266 million), compared to RMB105,691 million as of September 30, 2015.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended December 31, 2015 was RMB26,230 million (US$4,049 million), an increase of 35% compared to RMB19,408 million in the same quarter of 2014. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2015 was RMB23,719 million (US$3,662 million), compared to RMB22,924 million in the same quarter of 2014. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities — During the quarter ended December 31, 2015, net cash used in investing activities of RMB14,271 million (US$2,203 million) mainly included investment and acquisition activities of RMB14,074 million (US$2,173 million) primarily in media, emerging technologies, ecommerce, travel and local services, as well as capital expenditures of RMB4,896 million (US$756 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB2,531 million (US$391 million).

Employees — As of December 31, 2015, we had a total of 36,465 employees, compared to 36,662 as of September 30, 2015 and 34,081 as of December 31, 2014.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on January 28, 2016.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

China: 400 620 8038 or 800 819 0121

Conference ID: 24260474

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 24260474).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on January 28, 2016.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Contacts

Investor Relations Contact

Grace Wong

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Alibaba Group includes in income from operations, net income and diluted EPS.  Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.  Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet.  Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain (loss) on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, and one-time expense items consisting of the expenses relating to the sale of shares by existing shareholders in our initial public offering and charge for financing-related fees as a result of early repayment of bank borrowings.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of the SME loan business (which we transferred to Ant Financial in February 2015) and others.  Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	26,179	34,543	5,333	58,779	76,959	11,880
Cost of revenue	(7,520)	(10,951)	(1,691)	(17,701)	(24,793)	(3,827)
Product development expenses	(3,083)	(3,749)	(579)	(7,616)	(10,215)	(1,577)
Sales and marketing expenses	(3,021)	(3,641)	(562)	(5,982)	(8,446)	(1,304)
General and administrative expenses	(2,419)	(2,500)	(386)	(5,323)	(6,872)	(1,061)
Amortization of intangible assets	(614)	(813)	(126)	(1,446)	(2,188)	(338)
Impairment of goodwill	(175)	(455)	(70)	(175)	(455)	(70)

Income from operations	9,347	12,434	1,919	20,536	23,990	3,703
Interest and investment income, net	313	2,944	455	7,609	48,476	7,484
Interest expense	(1,344)	(475)	(73)	(2,275)	(1,436)	(221)
Other income, net	901	1,607	248	1,990	2,587	399

Income before income tax and share of results of equity investees	9,217	16,510	2,549	27,860	73,617	11,365
Income tax expenses	(2,429)	(3,559)	(549)	(5,213)	(6,624)	(1,023)
Share of results of equity investees	(805)	(495)	(77)	(1,196)	(1,018)	(157)

Net income	5,983	12,456	1,923	21,451	65,975	10,185
Net (income) loss attributable to noncontrolling interests	(47)	42	6	(83)	120	18

Net income attributable to Alibaba Group Holding Limited	5,936	12,498	1,929	21,368	66,095	10,203
Accretion of Convertible Preference Shares	—	—	—	(15)	—	—
Dividends accrued on Convertible Preference Shares	—	—	—	(97)	—	—

Net income attributable to ordinary shareholders	5,936	12,498	1,929	21,256	66,095	10,203

Earnings per share attributable to ordinary shareholders
Basic	2.42	5.11	0.79	9.26	26.86	4.15
Diluted	2.29	4.90	0.76	8.66	25.75	3.98

Weighted average number of share used in calculating net income per ordinary share
Basic	2,450	2,446		2,295	2,461
Diluted	2,588	2,550		2,467	2,567

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
China commerce
Retail (i)	21,275	28,714	4,433	46,683	61,693	9,524
Wholesale (ii)	860	1,162	179	2,359	3,205	495

Total China commerce	22,135	29,876	4,612	49,042	64,898	10,019

International commerce
Retail (iii)	554	632	97	1,331	1,614	249
Wholesale (iv)	1,209	1,430	221	3,518	4,030	622

Total international commerce	1,763	2,062	318	4,849	5,644	871

Cloud computing and Internet infrastructure (v)	362	819	126	883	1,953	301

Others (vi)	1,919	1,786	277	4,005	4,464	689

Total	26,179	34,543	5,333	58,779	76,959	11,880

(i)                         Revenue from China commerce retail is primarily generated from our China retail marketplaces.

(ii)                      Revenue from China commerce wholesale is primarily generated from 1688.com.

(iii)                   Revenue from International commerce retail is primarily generated from AliExpress.

(iv)                  Revenue from International commerce wholesale is primarily generated from Alibaba.com.

(v)                     Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)                  Other revenue mainly represents the mobile Internet services revenue generated by our UCWeb and AutoNavi businesses.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2015	2015
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	108,193	110,301	17,028
Short-term investments	14,148	8,022	1,238
Restricted cash and escrow receivables	2,297	1,312	203
Investment securities	3,658	2,059	318
Prepayments, receivables and other assets (i)	13,813	14,938	2,306
Total current assets	142,109	136,632	21,093

Investment in equity investees	33,877	79,235	12,232
Investment securities	14,611	36,091	5,571
Prepayments, receivables and other assets	4,085	8,351	1,289
Property and equipment, net	9,139	13,844	2,137
Land use rights	3,105	2,893	447
Intangible assets	6,575	5,980	923
Goodwill	41,933	81,645	12,604
Total assets	255,434	364,671	56,296

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,990	2,950	455
Income tax payable	2,733	3,056	472
Accrued expenses, accounts payable and other liabilities	19,834	25,445	3,928
Merchant deposits	7,201	12,688	1,959
Deferred revenue and customer advances	7,914	9,863	1,522
Total current liabilities	39,672	54,002	8,336

Deferred revenue	445	402	62
Deferred tax liabilities	4,493	6,286	970
Non-current bank borrowings	1,609	1,754	271
Unsecured senior notes	48,994	51,812	7,999
Other liabilities	2,150	2,485	384
Total liabilities	97,363	116,741	18,022

(i)                         Loan receivables of RMB835 million as of March 31, 2015 was reclassified into prepayments, receivables and other assets to conform to the current period presentation.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2015	2015
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—
Mezzanine equity	658	384	59
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	117,142	127,802	19,729
Treasury shares at cost	—	—	—
Restructuring reserve	(1,152)	(953)	(147)
Subscription receivables	(411)	(87)	(13)
Statutory reserves	2,715	3,016	466
Accumulated other comprehensive income	2,302	9,598	1,482
Retained earnings	24,842	75,618	11,673

Total Alibaba Group Holding Limited shareholders’ equity	145,439	214,995	33,190
Noncontrolling interests	11,974	32,551	5,025

Total equity	157,413	247,546	38,215

Total liabilities, mezzanine equity and equity	255,434	364,671	56,296

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	19,408	26,230	4,049	35,450	51,754	7,989
Net cash used in investing activities	(4,817)	(14,271)	(2,203)	(47,782)	(35,438)	(5,470)
Net cash provided by (used in) financing activities	4,508	1,268	196	86,462	(14,856)	(2,293)
Effect of exchange rate changes on cash and cash equivalents	(138)	327	51	(125)	648	100

Increase in cash and cash equivalents	18,961	13,554	2,093	74,005	2,108	326
Cash and cash equivalents at beginning of period	88,089	96,747	14,935	33,045	108,193	16,702

Cash and cash equivalents at end of period	107,050	110,301	17,028	107,050	110,301	17,028

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Income from operations	9,347	12,434	1,919	20,536	23,990	3,703
Add: Share-based compensation expense	4,313	4,370	675	8,396	11,529	1,780
Add: Depreciation and amortization of property and equipment and land use rights	654	1,039	160	1,617	2,680	414
Add: Amortization of intangible assets	614	813	126	1,446	2,188	338
Add: Impairment of goodwill	175	455	70	175	455	70

Non-GAAP EBITDA	15,103	19,111	2,950	32,170	40,842	6,305

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	5,983	12,456	1,923	21,451	65,975	10,185
Add: Share-based compensation expense	4,313	4,370	675	8,396	11,529	1,780
Add: Amortization of intangible assets	614	813	126	1,446	2,188	338
Add: Impairment of goodwill and investments	1,032	1,611	249	1,032	2,316	357
Add: Loss (gain) on deemed disposals/disposals/ revaluation of investments	241	(2,959)	(458)	(6,247)	(47,101)	(7,272)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	67	10	101	199	31
Add: Expenses relating to the sale of shares by existing shareholders in initial public offering	36	—	—	231	—	—
Add: One-time charge for financing-related fees as a result of early repayment of bank borrowings	830	—	—	830	—	—

Non-GAAP net income	13,115	16,358	2,525	27,240	35,106	5,419

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders	5,936	12,498	1,929	21,256	66,095	10,203
Add: Reversal of accretion upon assumed conversion of Convertible Preference Shares	—	—	—	15	—	—
Add: Dividend eliminated upon assumed conversion of Convertible Preference Shares	—	—	—	97	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	5,936	12,498	1,929	21,368	66,095	10,203
Add: Non-GAAP adjustments to net income(a)	7,132	3,902	602	5,789	(30,869)	(4,766)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	13,068	16,400	2,531	27,157	35,226	5,437

Weighted average number of shares on a diluted basis	2,588	2,550		2,467	2,567
Diluted EPS(b)	2.29	4.90	0.76	8.66	25.75	3.98
Add: Non-GAAP adjustments to net income per share(c)	2.76	1.53	0.23	2.35	(12.03)	(1.86)

Non-GAAP diluted EPS(d)	5.05	6.43	0.99	11.01	13.72	2.12

(a)                                 See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)                                 Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)                                  Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)                                 Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	19,408	26,230	4,049	35,450	51,754	7,989
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,222)	(2,365)	(365)	(4,070)	(4,755)	(734)
Add: Changes in loan receivables, net and others	4,738	(146)	(22)	11,076	(108)	(16)

Free cash flow	22,924	23,719	3,662	42,456	46,891	7,239

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	295	342	380	494	381	427	438	563
Tmall GMV	135	159	176	293	219	246	275	401
Total GMV	430	501	556	787	600	673	713	964

Mobile GMV (as a percentage of total GMV)	27%	33%	36%	42%	51%	55%	62%	68%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
	(in millions)
Annual active buyers	255	279	307	334	350	367	386	407

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
	(in millions of RMB, except percentages)
China retail Marketplaces:
GMV	430,085	500,916	555,666	787,047	600,092	673,198	712,933	964,317
Mobile GMV	118,001	164,428	199,054	326,889	303,772	370,578	440,113	651,139
as a percentage of GMV	27%	33%	36%	42%	51%	55%	62%	68%

Revenue	9,371	12,639	12,769	21,275	13,049	15,712	17,267	28,714
Mobile revenue	1,162	2,454	3,719	6,420	5,247	7,987	10,520	18,746
as a percentage of revenue	12%	19%	29%	30%	40%	51%	61%	65%

Monetization rate	2.18%	2.52%	2.30%	2.70%	2.17%	2.33%	2.42%	2.98%
Mobile monetization rate	0.98%	1.49%	1.87%	1.96%	1.73%	2.16%	2.39%	2.88%

	The month ended
	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
	(in millions)
Mobile MAUs	163	188	217	265	289	307	346	393

Revenue per active buyer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annual mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	168	168	166	168	171	171	174	184
Annual mobile revenue per mobile MAU from China commerce retail(2)	18	27	39	52	62	76	87	108

(1)                                 China commerce retail revenue per active buyer for each of the above periods is derived from the China commerce retail revenue for the last 12-month period, divided by the annual active buyers for the same 12-month period.

(2)                                 Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.